Delisting Determination,The Nasdaq Stock Market, LLC,
October 7, 2008, Favrille, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Favrille, Inc. (the
Company), effective at the opening of the trading session on October 17, 2008. Based on a review of the information provided by the Company, Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4450(a)(3). The Company was notified of
the Staffs determination on September 16, 2008. The Company did not appeal the Staff determination to the Hearings
Panel, and the Staff determination to delist the Company became final on September 25, 2008.